	OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
	Expires:	August 31, 2015
	Estimated average burden hours per response.	2.50

FORM 12b-25	SEC FILE NUMBER
000-55122

CUSIP NUMBER
NOTIFICATION OF LATE FILING	02012P 10 6

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2017

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alltemp, Inc.

Full Name of Registrant
Source Financial, Inc.

Former Name if Applicable

960 Westlake Boulevard, Suite 207

Address of Principal Executive Office (Street and Number)

Westlake Village, California 91361

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company completed a reverse merger transaction on April 27, 2017. The Company has incurred a delay in assembling all of the information necessary for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). The Company expects to complete and file the Form 10-K by April 16, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William Lopshire	(855)	687-4867
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

The Company completed a reverse merger transaction on April 27, 2017, as a result of which the Company’s consolidated financial statements for all periods to be presented in the Form 10-K are those of CSES Group, Inc., the legal acquiree and the accounting acquiror, and do not include the historical financial results of Alltemp, Inc. (formerly Source Financial, Inc.) through April 27, 2017. The Company expects to report significantly increased operating expenses and a significantly increased net loss for the year ended December 31, 2017, as compared to the year ended December 31, 2016.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alltemp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2018	By:	/s/ William Lopshire